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SEC FILE NUMBER
000-25301

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      [   ] Form 10-K                                                              [   ] Form 20-F                        [   ] Form 11-K                        [X] Form 10-Q                          [   ] Form 10-D     [   ] Form N-SAR
                                Form N-CSR
 For Period Ended:  March 31, 2010
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
 For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Sierra Resource Group, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

6586 Hypoluxo Rd., Suite 307
Address of Principal Executive Office (Street and Number)

Lake Worth, Florida 33467
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Sierra Resource Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (the “Form 10-Q”) by the prescribed filing date of May 17, 2010 without unreasonable effort or expense. The Company is unable to meet the Form 10-Q filing deadline because our internal accountant has experienced delays in completing the financial statements required to be included in the Form 10-Q due to the Company’s recent change of control and requires addition time to conclude its preparation thereof. In addition, this delay will not give our outside independent auditors sufficient time to conduct their review of our financial statements and the Form 10-Q.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Michael Dougherty	(561)	369-1676
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).    [X] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [   ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sierra Resource Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17, 2010                                                      By   /s/ Michael Dougherty
Name: Michael Dougherty
Title:   President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).